8-14088

03001456

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 21 2003

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwestern Mutual Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 300, 611 E. Wisconsin Ave.
(No. and Street)

(City) Milwaukee (State) WI (Zip Code) 53202

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter J. Chossek 414-665-7056 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

Suite 1500, 100 E. Wisconsin Ave. (Address) Milwaukee (City) WI (State) 53202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 13 2003

OATH OR AFFIRMATION

I, Walter J. Chossek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwestern Mutual Investment Services, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Walter J. Chossek

Title Treasurer

Notary Public Milwaukee, WI
Commission Expires 5-25-03

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Northwestern Mutual Investment Services, LLC

Consolidated Statement of Financial Condition
December 31, 2002

AVAILABLE FOR PUBLIC

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Accountants

To the Board of Directors and Member of
Northwestern Mutual Investment Services, LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Northwestern Mutual Investment Services, LLC and its subsidiaries (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 27, 2003

Northwestern Mutual Investment Services, LLC
Consolidated Statement of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents	$	38,160,900
Due from clearing broker		7,595,946
Due from affiliates		748,165
Deferred distribution costs		602,879
Accounts receivable and other assets		1,123,317
Total assets	$	48,231,207
Liabilities and Member's Equity		
Commissions payable	$	7,529,693
Due to Northwestern Mutual Life		1,444,166
Compensation and benefits payable		470,197
Accrued liabilities		246,759
Total liabilities		9,690,815
Member's equity		38,540,392
Total liabilities and member's equity	$	48,231,207

The accompanying notes are an integral part of this consolidated financial statement.

Northwestern Mutual Investment Services, LLC
Notes to the Consolidated Statement of Financial Condition
December 31, 2002

1. Organization

The accompanying consolidated statement of financial condition includes Northwestern Mutual Investment Services, LLC and its wholly-owned subsidiaries NML Buffalo, Inc., NMIS Georgia Agency, LLC, NMIS Alabama, LLC and NMIS Massachusetts Insurance Agency, LLC (together, the "Company" or "NMIS"). All intercompany balances were eliminated in consolidation.

NMIS is wholly-owned by The Northwestern Mutual Life Insurance Company (the "Member" or "NML"). NML is one of the largest life insurance companies in the United States, offering life, annuity, disability income and long-term care insurance products to the personal, business and estate markets.

The Company is an introducing broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. Through its registered financial representatives, NMIS offers mutual funds, variable annuities, variable life insurance products, stocks and bonds to its customers. The Company is the principal underwriter and distributor for NML's variable annuity and variable life insurance products. Beginning April 1, 2002, the Company is also the principal underwriter and distributor for Mason Street Funds, Inc. ("MSF"), a family of mutual funds affiliated with NML.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents represent amounts on deposit with banks or invested in highly liquid financial instruments with original maturities of three months or less. They are reported in the consolidated statement of financial condition at cost, which approximates fair value.

Deferred Distribution Costs
The Company defers commissions and other direct distribution costs associated with the sale of Mason Street Fund "B" shares and amortizes them into expense on a straight-line basis over six years. The Company is compensated for sales of B shares through the combination of annual asset-based fees and contingent deferred sales charges to which B shares are subject. Because these revenues are earned and recognized over time, management believes that the deferral and amortization of related costs provides a better matching of these costs with the related revenues. At December 31, 2002, deferred distribution costs of $602,879 were reported net of accumulated amortization of $41,319. Management believes that the recoverability of these net deferred distribution costs is supported by anticipated future revenues associated with B shares owned by NMIS customers at that date.

3. Related Party Transactions

NMIS receives distribution management fees from NML for underwriting and distribution services for NML's variable annuity and variable life insurance products. The amount due from NML for these services was $596,996 at December 31, 2002 and is reported as a reduction of other amounts due to NML in the consolidated statement of financial condition.

Beginning April 1, 2002, NMIS is the principal underwriter and exclusive distributor for MSF, an open-ended investment management company registered under the Investment Company Act of 1940 and an affiliate of NML. The Company receives distribution management fees from MSF related to mutual fund underwriting and distribution services.

Included in due from affiliates at December 31, 2002 was a $740,580 net receivable from Mason Street Advisors ("MSA") relating to advanced payments made to a transfer agent on behalf of MSF. MSA receives these funds from MSF's custodians and reimburses NMIS. Also included in due from affiliates at December 31, 2002 was $7,585 receivable from Northwestern Mutual Trust Company ("NMT") relating to solicitation and supervision services provided to NMT.

Effective January 1, 2002, NMIS entered into a fully disclosed clearing agreement with Robert W. Baird & Co., ("Baird") a clearing broker-dealer registered with the SEC and a majority-owned, indirect subsidiary of NML, to provide securities execution, clearing and settlement services on an exclusive basis through 2006, subject to contract termination provisions. At December 31, 2002, $7,595,946 is due from Baird for commissions and fees for transactions cleared through Baird, net of amounts payable to Baird for services provided under the clearing agreement.

Under the terms of various service agreements, NML and affiliates provide certain administrative services to the Company as well as allow its employees participate in various employee benefit plans sponsored by NML, including retirement, deferred compensation, bonus and employee welfare plans. NMIS reimburses NML for the cost of these services and benefits. The unpaid balance of these fees was $1,546,074 at December 31, 2002 and is reported net of amounts due to NML for distribution management services.

4. Income Taxes

The Company is organized as a limited liability company and is thereby a disregarded entity for federal and state income tax purposes. Under a written tax-sharing agreement, NML collects from or refunds to NMIS income taxes determined as if the Company filed a separate federal tax return. Current income tax receivable of $259,858 is due from NML at December 31, 2002 and is reported as a reduction of other amounts due to NML in the consolidated statement of financial condition.

At December 31, 2002, NMIS had $4,799,057 of taxes previously paid to NML available for recovery under the tax sharing agreement.

The Company has no material temporary differences between the book and tax basis of its assets and liabilities at December 31, 2002 and therefore has reported no deferred tax balances at that date.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires NMIS to maintain a minimum level of net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $29,720,478, which exceeded the minimum requirement of $646,054 by $29,074,424. NMIS is also required to maintain a ratio of aggregate indebtedness-to-net capital ratio not to exceed 15 to 1. At December 31, 2002, the Company had an aggregate indebtedness-to-net capital ratio of 0.33 to 1.

6. Commitments and Contingencies

The Company is engaged in various legal and regulatory matters in the normal course of its operations. In the opinion of management, any ultimate losses resulting from such matters at December 31, 2002 would not have a material effect on the Company's financial condition at that date.

In the normal course of business, securities transactions of NMIS customers are introduced and cleared through Baird. Pursuant to the clearing agreement, Baird has the right to seek reimbursement from NMIS for certain losses that may result from transactions with such customers. The Company's policy is to minimize related risk through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business.